FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Notice of Resolutions adopted at the 102nd ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 25, 2009

(TRANSLATION)

June 25, 2009

Panasonic Corporation

Dear Shareholders:

Notice of Resolutions adopted at

the 102nd Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 102nd Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 102nd fiscal period from April 1, 2008 to March 31, 2009

Reports were duly made regarding the subject matter.

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To partially amend the Articles of Incorporation:

The above bill was approved and passed as proposed, whereby the following amendments of the Articles of the Company have been made.

(1)	In accordance with the enforcement of the “Law to Amend Part of the Law Concerning Book-Entry Transfer of Bonds, Etc. to Streamline Settlements for Trading in Stocks, Etc.” (referred to as “share certificate dematerialization”), the Company makes the necessary changes to the Articles of Incorporation, including deleting provisions premised on the existence of physical share certificates, renumbering paragraphs and establishing supplementary provisions.

(2)	Regarding the method of public notice, the Company adopts the electronic notification system.

Bill No. 2:

To elect 19 directors:

Messrs. Kunio Nakamura, Masayuki Matsushita, Fumio Ohtsubo, Susumu Koike, Koshi Kitadai, Toshihiro Sakamoto, Takahiro Mori, Yasuo Katsura, Hitoshi Otsuki, Ikusaburo Kashima, Ikuo Uno, Masayuki Oku, Makoto Uenoyama, Masatoshi Harada and Masaharu Matsushita were re-elected as directors. Messrs. Ken Morita, Kazunori Takami, Junji Nomura and Masashi Makino were newly elected as directors. They all accepted and assumed office.

Messrs. Ikuo Uno and Masayuki Oku are outside directors.

Yours very truly,

Fumio Ohtsubo
President and Director
Panasonic Corporation